Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (dollars in thousands)

	Nine Months Ended	Fiscal Year Ended
	September 27, 2014	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010
Ratio of earnings to fixed charges:
Income before provision for income taxes	$70,823	$75,726	$83,821	$86,531	$107,569	$82,180
Fixed charges	3,117	2,705	2,514	1,910	1,941	1,768
Noncontrolling interests in pre-tax (income) loss	(1,824)	607	744	(58)	(676)	(1,159)
Total earnings	$72,116	$79,038	$87,079	$88,383	$108,834	$82,789
Fixed charges
Interest expensed	$274	$28	44	$116	$23	$75
Estimated of interest within rental expense	2,843	2,677	2,470	1,794	1,918	1,693
Total fixed charges	$3,117	$2,705	$2,514	$1,910	$1,941	$1,768
Ratio of earnings to fixed charges	23.14	29.22	34.64	46.27	56.07	46.83

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.